UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 27, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the 2015 second regular meeting (the “Meeting”) of the board of directors (the “Board”) of the Company was held on 27 March 2015 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, the Chairman; Mr. Ma Xulun, the Vice Chairman; Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, the directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Li Ruoshan and Mr. Ma Weihua, the independent non-executive Directors, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Yu Faming, the chairman of the supervisory committee, together with Mr. Xi Sheng, Mr. Ba Shengji, and Mr. Feng Jinxiong, as the supervisors of the Company, as well as certain senior management personnel of the Company also attended the Meeting.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (the “PRC”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by the Chairman, Mr. Liu Shaoyong. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the 2014 financial statements of the Company, and decided to submit this proposal to the 2014 annual general meeting of the Company (the “2014 AGM”) for consideration and approval.

2.	Considered and approved the 2014 profit distribution proposal of the Company, and decided to submit the same to the 2014 AGM for consideration and approval, details of which are set out as follows:

As audited by Ernst & Young Hua Ming LLP (安永華明會計師事務所) and prepared in accordance with the PRC accounting standards, the net profit attributable to the parent company for the year 2014 was RMB2.279 billion, and the accumulated undistributed profit as at 31 December 2014 was RMB21 million. As audited by Ernst & Young and prepared in accordance with the International Financial Reporting Standards, the net profit attributable to the parent company for the year 2014 was RMB2,173 million, and the accumulated loss as at 31 December 2014 was RMB385 million.

In accordance with the relevant requirements under the Company Law and the Articles, the Company shall make good its losses incurred in previous years with its profit for the year. When the Company is to distribute its after-tax profits for the accounting year, the lower of the after-tax profits as shown in the two financial statements prepared in accordance with the PRC accounting standards and the International Financial Reporting Standards shall be adopted. No dividend shall be distributed until the loss is offset and statutory reserve and statutory public welfare fund are provided for. Although the accumulated undistributed profit changed to positive in accordance with the PRC accounting standards, the accumulated loss of the Company was yet to be fully offset in accordance with the International Financial Reporting Standards. Pursuant to the aforesaid requirements, the Company is not qualified to distribute dividend. As such, it is proposed that no profit shall be distributed in respect of the year 2014 and no share capital of the Company shall be increased through capitalization of its capital reserve.

3.	Considered and approved the self-assessment report in respect of internal control of the Company for the year 2014.

Please refer to the website of the Shanghai Stock Exchange for the full text of the self-assessment report for 2014 in respect of internal control of the Company at http://www.sse.com.cn.

4.	Considered and approved the proposal for appointment of auditors for the year 2015 domestic and international financial reports of the Company and decided to submit the proposal to the 2014 AGM for consideration and approval.

Agreed to appoint Ernst & Young Huaming (LLP) as the auditors for the 2015 domestic financial report of the Company and appoint Ernst & Young as the auditors for the 2015 Hong Kong financial report and 2015 United States financial report of the Company, and proposed to the general meeting to authorize the Board to determine the remuneration of the auditors.

5.	Considered and approved the proposal for appointment of internal control auditors for the year 2015 of the Company and decided to submit the proposal to the 2014 AGM for consideration and approval.

Agreed to appoint Ernst & Young Hua Ming (LLP) as the Company’s internal control auditors for the year 2015, and proposed to the general meeting of the Company to authorize the Board to determine the remuneration of the auditors.

6.	Considered and approved the proposal of general mandate to issue corporate bonds of the Company and decided to submit the proposal to the 2014 AGM for consideration and approval. (Please refer to Appendix 1 for details of the Company’s general mandate to issue bonds).

7.	Considered and approved the resolution in relation to the application of cap amount of bond issuance of the Company.

Pursuant to the general mandate to be granted to the Directors to issue bonds of the 2013 AGM, it was agreed that the Company should make an application to the China Securities Regulatory Commission for a new cap amount of bond issuance of the Company to issue bonds in an amount not exceeding RMB6.5 billion. The term of issuance shall not exceed ten years. The proceeds will mainly be used for items such as the purchase of aircraft, re-financing of bank loans and replenishment of working capital. The president of the Company was authorized to formulate and implement the detailed plan for bond issuance according to the market conditions.

8.	Considered and approved 2014 annual report of the Company (“2014 annual report”).

Agreed the full text of the 2014 annual report and its summary (A share) and 2014 annual results announcement (H share) of the Company, together with the 2014 financial statements as considered and approved pursuant to the Resolution 1 above to be published online in both Shanghai and Hong Kong on 27 March 2015; agreed to submit the report of Directors as contained in the 2014 annual report to the 2014 AGM for consideration.

9.	Considered and approved the proposal of general mandate in respect of issue of the shares and decided to submit the proposal to the 2014 AGM for consideration and approval. (Please refer to Appendix 2 for details of the Company’s general mandate to issue shares).

10.	Considered and approved the proposal of convening 2014 AGM.

Agreed to convene the 2014 AGM in June 2015 by the Company and authorize the Chairman or Vice Chairman to issue the notice of 2014 AGM.

11.	Considered and approved the 2014 social responsibility report of the Company.

Please refer to the website of the Shanghai Stock Exchange at http://www.sse.com.cn for the full text of the 2014 social responsibility report of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
27 March 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

APPENDIX 1

GENERAL MANDATE TO ISSUE BONDS OF THE COMPANY

Details of the general mandate to be granted to the Directors to issue bonds, which is to be submitted to the meeting of the shareholders of the Company (the “Shareholders”) for consideration, are as follows:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained from the Shareholders:

1.	Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

2.	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

3.	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

4.	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

5.	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

6.	Valid term of mandate: One year from the approval of this resolution by the Shareholders in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

7.	Authorization to be granted to the Board

It is proposed at the Shareholders’ meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(1)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(2)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(3)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(4)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(5)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(6)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(7)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

APPENDIX 2

GENERAL MANDATE TO ISSUE SHARES OF THE COMPANY

Details of the general mandate to be granted to the Directors to issue shares, which is to be submitted to the Shareholders’ meeting for consideration, are as follows:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)	the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution: “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of the 12-month period following the passing of this special resolution; and

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders at a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.